UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Verrica Pharmaceuticals Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

92511W108

(CUSIP Number)

Paul B. Manning

c/o PBM Capital Group, LLC

200 Garrett Street, Suite S

Charlottesville, VA 22902

(434) 980-8100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 5, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92511W108
1.	Names of Reporting Persons Paul B. Manning
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,907,762 (1)
	8.	Shared Voting Power 1,481,719 (2)
	9.	Sole Dispositive Power 13,907,762 (1)
	10.	Shared Dispositive Power 1,481,719 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,389,481 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.4% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of: (i) 13,651,128 shares of the Issuer’s common stock held by Paul and Diane Manning, JTWROS; and (ii) 256,634 shares of the Issuer’s common stock held by PBM Capital Investments, LLC.

(2)	Consists of 1,481,719 shares of the Issuer's common stock held by BKB Growth Investments, LLC.

(3)	Consists of: (i) 13,651,128 shares of the Issuer's common stock held by Paul and Diane Manning, JTWROS; (ii) 256,634 shares of the Issuer's common stock held by PBM Capital Investments, LLC; and (iii) 1,481,719 shares of the Issuer's common stock held by BKB Growth Investments, LLC.

(4)	This percentage is calculated based upon 41,094,053 shares of the Issuer’s common stock outstanding as of July 8, 2022, as reported by the Issuer to the Reporting Persons on July 11, 2022.

CUSIP No. 92511W108
1.	Names of Reporting Persons PBM Capital Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 256,634
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 256,634
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 256,634
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	This percentage is calculated based upon 41,094,053 shares of the Issuer’s common stock outstanding as of July 8, 2022, as reported by the Issuer to the Reporting Persons on July 11, 2022.

CUSIP No. 92511W108
1.	Names of Reporting Persons BKB Growth Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,481,719
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,481,719
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,481,719
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	This percentage is calculated based upon 41,094,053 shares of the Issuer’s common stock outstanding as of July 8, 2022, as reported by the Issuer to the Reporting Persons on July 11, 2022.

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, $0.0001 par value per share (“Common Stock”) of Verrica Pharmaceuticals Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 44 West Gay Street, Suite 400, West Chester, PA 19380. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Paul B. Manning (“Mr. Manning”), PBM Capital Investments, LLC, a Delaware Limited Liability Company (“PBM”) and BKB Growth Investments, LLC, a Delaware Limited Liability Company (“BKB” and, with Mr. Manning and PBM, collectively, the “Reporting Persons”).

(b)	The principal business office of Mr. Manning and PBM is c/o PBM Capital Group, LLC, 200 Garrett Street, Suite S, Charlottesville, VA 22902. The principal business office of BKB is c/o Tiger Lily Capital, LLC, 200 Garrett Street, Suite O, Charlottesville, VA 22902.

(c)	The principal occupation of Mr. Manning is chief executive officer of PBM Capital Group, LLC, a private equity investment firm. The principal business purpose of PBM and BKB is making private investments.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of PBM and BKB was organized in the state of Delaware and Mr. Manning is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On July 5, 2022 Paul and Diane Manning, JTWROS (the “Purchasers”) purchased 4,761,904 shares in a public offering (the “2022 Public Offering”) at an aggregate purchase price of $9,999,998.40.

The funds used by the Purchasers to acquire the securities described above were obtained from the Purchasers’ personal funds.

Item 4.	Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the Common Stock reported herein for investment purposes, and such acquisitions were made in the Reporting Persons’ ordinary course of business. The Reporting Persons filed an initial Schedule 13G on February 6, 2019, which filing was amended on February 3, 2020, February 16, 2021 and February 14, 2022 (as amended, the “Schedule 13G”). The Reporting Persons are filing this Schedule 13D to supersede the Schedule 13G.

Except as set forth herein and except that the Reporting Persons or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, as of the date of this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Mr. Manning has served on the board of directors of the Issuer since December 2015. As a director of the Issuer, Mr. Manning may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) – (b)	As of the date hereof, Paul and Diane Manning, JTWROS are the record owners of 13,651,128 shares of the Issuer’s common stock. Mr. Manning exercises sole voting and dispositive power over such shares.

As of the date hereof, PBM is the record owner of 256,634 shares of the Issuer’s common stock. Mr. Manning is the Chief Executive Officer of PBM and has sole voting and dispositive power over the shares held by PBM.

As of the date hereof, BKB is the record owner of 1,481,719 shares of the Issuer’s common stock. Mr. Manning is a co-manager of the manager of BKB and has shared voting and dispositive power over the shares held by BKB.

Each of Mr. Manning, PBM and BKB may be deemed to beneficially own 37.4%, 0.6% and 3.6%, respectively, of the Issuer’s outstanding Common Stock, which percentages are calculated based upon 41,094,053 shares of the Issuer’s common stock outstanding as of July 8, 2022, as reported by the Issuer to the Reporting Persons on July 11, 2022.

Collectively, the Reporting Persons beneficially own an aggregate of 15,389,481 shares of Common Stock, which represents 37.4% of the Issuer's outstanding Common Stock.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investors’ Rights Agreement

Each of the Reporting Persons is party to that certain Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”) by and among the Issuer and certain of its stockholders, dated as of February 20, 2018, which provides the holders of registrable securities (as defined in the Investors’ Rights Agreement) with demand, piggyback and S-3 registration rights. Under the terms of the Investors’ Rights Agreement, holders of registrable securities will have equivalent registration rights with respect to any additional shares of Common Stock acquired by these holders.

The registration rights granted under the Investors’ Rights Agreement will terminate upon the earlier of the fifth anniversary of the closing of the Issuer’s initial public offering or a liquidation event.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investors’ Rights Agreement, which is attached hereto as Exhibit B and incorporated herein by reference.

Lock-Up Agreements

In connection with the 2022 Public Offering, each of the Reporting Persons signed a lock-up letter agreement (collectively, the “Lock-Up Agreements”) that prohibits each Reporting Person from disposing of or hedging any shares or any securities convertible into or exchangeable for the Issuer’s Common Stock for a period of 90 days following June 29, 2022 without the prior written consent of RBC Capital Markets, LLC. RBC Capital Markets, LLC in its sole discretion may release any of the securities subject to these Lock-Up Agreements at any time without notice.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Lock-Up Agreement, which is attached hereto as Exhibit C and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders, dated February 20, 2018 (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-225104), filed with the SEC on May 22, 2018).

C.	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to the Underwriting Agreement by and between the Issuer and RBC Capital Markets, LLC, dated June 29, 2022 filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K (File No. 1-38529), filed with the SEC on July 1, 2022).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2022

/s/ Paul B. Manning
Paul B. Manning

BKB Growth Investments, LLC

By:	Tiger Lily Capital, LLC,
its	Manager

By:	/s/ Paul B. Manning
Name: Paul B. Manning
Title: Manager

By:	/s/ Bradford Manning
Name: Bradford Manning
Title: Manager

PBM Capital Investments, LLC

By:	PBM Capital Group, LLC
its	Manager

By:	/s/ Paul B. Manning
Name: Paul B. Manning
Title: Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

Dated: July 15, 2022

/s/ Paul B. Manning
Paul B. Manning

BKB Growth Investments, LLC

By:	Tiger Lily Capital, LLC,
its	Manager

By:	/s/ Paul B. Manning
Name: Paul B. Manning
Title: Manager

By:	/s/ Bradford Manning
Name: Bradford Manning
Title: Manager

PBM Capital Investments, LLC

By:	PBM Capital Group, LLC
its	Manager

By:	/s/ Paul B. Manning
Name: Paul B. Manning
Title: Chief Executive Officer